UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	000	54293

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
G5693V 105

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant
Arabella Exploration, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
509 Pecan Street, Suite 200
City, State and Zip Code
Fort Worth, Texas 76102

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Arabella Exploration, Inc. (the “Company”) could not be filed within the prescribed time period because the Company is transitioning from reporting as a foreign private issuer (under which rules it would have four months to file its annual report) to reporting as a U.S. company (under which rules it has 90 days to file its annual report) and requires additional time to complete its Annual Report on Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Giovanni Caruso	212	407-4866
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Exhibit A.

Arabella Exploration, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 31, 2015	By: /s/ Jason Hoisager Name: Jason Hoisager Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

Exhibit A

The Company anticipates a significant change in the results of its operations for the year ended 2014 as opposed to the year ended 2013. The change is a result of the drilling and completion of several oil and gas wells during the period and the production from those wells. The Company estimates that oil and gas revenue for the year 2014 will be approximately $3.4 million, as opposed to $1.2 million for the year ended 2013. The Company sold a number of oil and gas properties during 2014 resulting in approximately $3.1 million in gain on the sale of oil and gas wells, while the Company did not sell any oil and gas properties in 2013. The Company also estimates that its total liabilities will be approximately $22 million, a significant increase from the prior year when its total liabilities were $6.9 million, largely due to the financing transaction that took place in September 2014. Finally, the company expects its net loss to be approximately $5 million as a result of the decline in the price of oil and approximately $3 million in costs associated with the September 2014 financing.